                                                                    EXHIBIT 99.4

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20219

                             FORM F-2 ANNUAL REPORT
            UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR FISCAL YEAR ENDED DECEMBER 31, 1993

                                 COMMERCE BANK

                             A VIRGINIA CORPORATION

              TIN 54-1027360           FDIC CERTIFICATE NO. 512927

                             5101 Cleveland Street
                         Virginia Beach, Virginia 23462
                                 (804) 456-1005

          Securities registered under section 12 (b) of the Act:  None

             Securities registered under section 12 (g) of the Act:
                         Common Stock (Par Value 2.50)


Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will not be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2. [ ]

Indicate by check mark whether the bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank has required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes   X    No
                                  ----     ----

State the aggregate market value of the voting stock held by non-affiliates of the registrant as of February 28, 1994: $68,816,773.50 based upon a $25.50 closing price as reported by the National Association of Securities Dealers Automated Quotation National Market System.

Indicate the number of shares outstanding of each of the registrants' classes of
common stock as of February 28, 1994:   Common Stock, ($2.50 Par Value)
2,698,697 shares outstanding

DOCUMENTS INCORPORATED BY REFERENCE:
     Portions of the Annual Report to Shareholders for the year ended December 31, 1993 are incorporated by reference into Parts II and III.
     Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 1994 are incorporated by reference into Parts I, II and III.
           ------------

                               TABLE OF CONTENTS


              ITEM                                 PAGE NUMBER
              ----                                 -----------


               PART I

          1    Business                                   3

          2    Properties                                10

          3    Legal Proceedings                         10

          4    Security Ownership of Certain             10
               Beneficial Owners and Management


               PART II

          5    Market for Bank's Common Stock            10
               and Related Security Holder Matters

          6    Selected Financial Data                   11

          7    Management's Discussion and Analysis      11
               of Financial Condition and Results
               of Operations

          8    Financial Statements and                  11
               Supplementary Data


               PART III

          9    Directors and Principal Officers          11
               of the Bank

         10    Management Compensation and Transactions  11

         11    Exhibits, Financial Statements,           11
               Schedules and Reports on Form F-3

Item 1.  Business
         --------


General
- -------
     Commerce Bank ("Commerce") is a commercial bank chartered in 1978 under the laws of the Commonwealth of Virginia and headquartered in Virginia Beach, Virginia. It provides a broad range of financial services through twenty-one banking offices serving the cities of Virginia Beach, Portsmouth, Norfolk, Chesapeake, Suffolk, Hampton, Newport News and Grafton, Virginia. At December 31, 1993, Commerce had total assets of $689.6 million, total loans of $378.3 million, total deposits of $634.1 million and total shareholders' equity of $43.6 million. As of that date, based on total assets and deposits, Commerce was the largest independent bank headquartered in the Hampton Roads area.

     Commerce differentiates the delivery of its products and services by tailoring its efforts to each of the markets it serves. To effect this strategy, Commerce maintains a regional "Banking Group" for each of the six geographically distinct communities within the Hampton Roads area. The regional Banking Groups allow Commerce to identify more effectively customer needs and to respond to those needs with local decision-making authority. This corporate structure is designed so that the senior management of Commerce is intimately involved in the decisions made at the branch level, thereby increasing responsiveness and furthering judgments based on seasoned experience.

     From a customer perspective, each Banking Group is marketed as a separate bank headquartered in its community. This home town banking image is cultivated by each Banking Group having its own president and commercial loan officers and a regional board of directors that is active and visible in its community. It is the responsibility of each regional board, acting under delegated authority of the Board of Directors, to direct Commerce's overall development of its respective region. This operating philosophy emphasizes the making of marketing and customer decisions at the regional level (within centrally mandated and monitored control standards) and administrative and operational decisions at the central bank level. The home town banking image is further enhanced through the building of upper scale branch offices, with at least one office in each Banking Group having the appearance of a headquarters office. Commerce believes its home town banking strategy has particular appeal in its marketplace given the current customer confusion in the market caused by several thrift failures and the acquisition of certain larger banking organizations by out-of-market institutions.

     Commerce believes that the regional Banking Group strategy facilitates customer service by ensuring that senior management is actively involved in each community and is available on a day-to-day basis to respond to the needs of the customers in each community. At the branch level, customer service is encouraged by emphasizing that the primary responsibility of branch employees is to respond to the deposit product and consumer borrowing needs of the customers, with inquiries relating to other lending, trust and mortgage banking needs being directed to the regional Banking Group's main office. This emphasis at the branch level is underscored by providing branch managers with lending authorities that do not exceed $25,000 and compensating the branch managers on the basis of deposit growth from new and existing customers. With the emphasis on deposit gathering and consumer lending at the branch level, all other loan generation and development is the responsibility of the regional president and the regional board of directors. To ensure consistency and appropriate pricing and credit controls, all deposit pricing is determined by the Chief Financial Officer of Commerce and a centralized credit function closely monitors the lending decisions of the six regions. Asset quality controls include requiring Commerce's centralized credit review and analysis team to analyze all unsecured credit decisions in excess of $150,000 for a particular banking relationship prior to funding, to review all loans generated throughout all regions within 120 days after funding and to review all loans over $250,000 (and a substantial portion of each Banking Group's smaller loans) annually.

     With the addition of a new management team in 1985, Commerce has made a significant investment in the development of a strategic franchise in the Hampton Roads area to position itself for future earnings growth. Asset size has grown from $66.5 million at December 31, 1985 to $689.6 million at December 31, 1993. During that same period, the number of banking offices has increased from Commerce's initial four offices in Virginia Beach to twenty-one with the establishment of regional Banking Groups in Portsmouth, Chesapeake, Norfolk, and on the Peninsula (serving the cities of Hampton, Newport News and Grafton - York County) through de novo entry and in Suffolk through a branch acquisition. The following table sets forth certain deposit information concerning each of the six Banking Groups.


                                                     Deposits
     Banking Group -               Number of   at December 31, 1993
     Date Established               Offices       (In thousands)
     ----------------               -------       --------------
     Virginia Beach - 1978..          5              $170,839
     Portsmouth - 1985......          4               187,498
     Peninsula - 1986.......          4                94,534
     Chesapeake - 1987......          4                77,774
     Norfolk - 1987.........          2                76,234
     Suffolk - 1990.........          1                27,262


     Total deposits have increased from $53.9 million at December 31, 1985 to $634.1 millon at December 31, 1993. Commerce believes that this growth rate is reflective of the market acceptance of its regional Banking Group strategy due to the high level of customer service provided.

     The development of Commerce's franchise has required significant capital expenditures for facility development, furniture and fixtures and personnel expenses. Initially, those expenditures adversely affected Commerce's operating results, but have positioned Commerce for future earnings as reflected in 1993 operating results. Since 1990, Commerce began to eliminate the excess capacity in its branch system by acquiring approximately $175.8 million in thrift deposits through three separate transactions, including two with the RTC.

     These thrift deposit assumption transactions have enabled Commerce to enhance its interest sensitivity position and to improve its net interest margin through repricing opportunities and replacement of higher priced volatile funding sources. In addition, these transactions have allowed Commerce to improve operating efficiencies and enhance its market share. Although Commerce expects to consider further expansion in the Hampton Roads area, particularly through deposit assumption transactions involving local institutions, management's primary focus is on further improving operating efficiencies and profitability while enhancing market share without commensurate increases in capital expenditures.

     To help finance the expansion of its franchise and to further improve market identity and penetration through shareholder relationships in its market area, Commerce prior to 1992 conducted four common stock offerings, through which it has raised approximately $21.6 million in additional capital. In 1990, Commerce raised an additional $5 million of Tier 2 risk-based capital through the sale of

Convertible Notes. The securities sold in those offerings were sold primarily to existing shareholders and residents of the markets in which Banking Groups have been established. In May 1992, Commerce issued 625,000 shares of common stock through an underwritten public offering that resulted in net proceeds of $9 million.

     The Hampton Roads area covers the Norfolk-Virginia Beach-Newport News MSA, which is the second largest MSA in Virginia, with a population of 1.4 million based on 1990 census figures. This area, which covers both the north and south sides of the James River at the mouth of the Chesapeake Bay, contains the two largest Virginia cities in terms of population, Virginia Beach and Norfolk, with populations of approximately 393,000 and 261,000, respectively. In addition, this area contains the cities of Hampton, Newport News, Chesapeake and Portsmouth, each with populations over 100,000, and the city of Suffolk. The economy of this area is influenced by major United States military installations and extensive port activity. Shipbuilding and ship repair, a diversified industrial base and tourism also contribute significantly to the local economy.


Employees
- ---------
     On December 31, 1993, a total of 327 persons were employed by Commerce, of whom 54 were part-time. Commerce considers relations with its employees to be good.


Competition
- -----------

     In its market area, Commerce is subject to intense competition from a number of local, regional and super-regional banking organizations, along with other financial institutions and companies that offer financial services, such as savings and loan associations, credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies and other financial service enterprises. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.
Additional competition for depositors' funds comes from issuers and suppliers of U.S. Government securities, private debt obligations and other investment alternatives for depositors. Many of Commerce's non-bank competitors are not subject to the same extensive federal regulations that govern federally insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over Commerce in providing
certain services.   Many of the financial organizations in competition with
Commerce have much greater financial resources than Commerce and are able to offer similar services at varying costs with greater loan capacities.

     More recently, competition has been impacted by the exit or closure of thrifts in Hampton Roads. Additionally, the banking industry has experienced a recent phase of consolidation and several of Commerce's competitors have been acquired by out-of-state banks. Management believes these conditions have provided opportunities to Commerce based on its positioning in the market. Additionally, Commerce seeks to provide personalized services through management's knowledge and awareness of its market area, customers and borrowers. Management believes this knowledge and awareness provides a competitive advantage in serving the retail depositors and the small and mid-sized commercial businesses that comprise Commerce's customer base.

General
- -------

Supervision and Regulations
- ---------------------------

     Commerce is extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules and regulations affecting Commerce. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to Commerce's business. Supervision, regulation and examination of banks by the bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders.

     Commerce is organized as a Virginia-chartered banking corporation and is regulated and supervised by the Bureau of Financial Institutions of the SCC. In addition, Commerce is regulated and supervised by the FDIC, which serves as its primary federal regulator. Accordingly, the SCC and the FDIC conduct regular examinations of Commerce, reviewing the adequacy of the loan loss reserves, quality of the loans and investments, propriety of management practices, compliance with laws and regulations and other aspects of Commerce's operations. In addition to these regular examinations, Commerce must furnish to the FDIC quarterly reports containing detailed financial statements and schedules.

     Federal and Virginia banking laws and regulations govern all areas of the operations of Commerce, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payment may be deemed to constitute an unsafe and unsound practice. As its primary federal regulator, the FDIC has authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent Commerce from engaging in unsafe or unsound practices. In this regard, the FDIC has adopted capital adequacy requirements applicable to FDIC-insured nonmember state banks, such as Commerce.

     Under the provisions of federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on extensions of credit to their parent holding companies or other affiliates, on investments in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

     Banks are also subject to the provisions of the Community Reinvestment Act of 1977, which require the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied to, among other things, establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. Commerce received a satisfactory rating at its last examination during 1993.

     In 1986, the Virginia Banking Act was amended to remove the geographic restrictions governing the establishment of branch banking offices. Subject to the approval of the appropriate bank regulatory authorities, Commerce may now establish a branch office anywhere in Virginia. Virginia permits regional reciprocal acquisitions of in-state banks and bank holding companies which have been in existence for at least two years by bank holding companies which generally hold 80% of their deposits in a region consisting of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, West Virginia and the District of Columbia. The interstate acquirer must maintain its principal place of business (measured in terms of deposits) in one such state which accords reciprocal acquisition privileges to Virginia banks. Virginia also permits the establishment by out-of-state bank holding companies and general business corporations (wherever located) of a single-office bank whose operations are limited to the credit card business, so long as that office provides employment for 40 people in Virginia and is operated in a manner not likely to attract customers from other in-state banks.

Capital Adequacy
- ----------------

     Commerce is required to comply with the capital adequacy standards set by the FDIC. Currently, there are two basic measures of capital adequacy: (i) a risk-based measure and (ii) a Tier 1 leverage measure. All applicable capital standards must be satisfied for an institution to be considered in compliance. They are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum standard for the ratio of capital to risk-weighted assets (including certain off-balance sheet obligations, such as standby letters of credit) is 8%. At least half of that capital must consist of common equity, retained earnings and noncumulative perpetual preferred stock, less goodwill and other intangibles ("Tier 1 risk-based capital"). The remainder ("Tier 2 risk-based capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt and a limited amount of loan loss reserves. The sum of Tier 1 risk-based capital and Tier 2 risk-based capital is "Total risk-based capital." At December 31, 1993, Commerce had no preferred stock outstanding but did have outstanding Convertible Notes in the principal amount of $5 million, which qualify as Tier 2 risk-based capital.

     At December 31, 1993, Commerce had fully phased-in Tier 1 and Total risk-based capital ratios of 9.74% and 12.14%, respectively.

     The FDIC also has adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of 3% Tier 1 capital to total assets less goodwill (the "Leverage ratio"). The FDIC emphasized that the 3% Leverage ratio constitutes a minimum requirement for well-run banking organizations having diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and a composite regulatory rating of 1 under the regulatory rating system for banks. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum Leverage ratio ranging generally from 4% to 5%. At December 31, 1993, Commerce had a Leverage ratio of 6.49%.

     Bank regulators continue to indicate their desire to raise capital requirements applicable to the banking industry beyond current levels. However, Commerce is unable to predict whether or when higher capital requirements would be imposed.

     An institution which fails to meet minimum capital requirements may be subject to a capital directive which is enforceable in the same manner and to the same extent as a final cease and desist order, and must submit a capital plan within 60 days to the FDIC. If the Leverage ratio falls to 2% or less, the bank may be deemed to be operating in an unsafe or unsound condition, allowing the FDIC to take various enforcement actions, including possible termination of insurance or placing the institution into receivership.


Recent Legislative Developments
- -------------------------------

     On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. Among other things, FDICIA provides increased funding for the Bank Insurance Fund ("BIF") and provides for expanded regulation of depository institutions and their affiliates, including bank holding companies.

     The BIF funding and reserve restoration provisions could result in significant increases in the assessment rate on deposits of BIF institutions. Under current law, as amended by FDICIA, the insurance assessment paid by BIF-insured institutions shall be as specified in a schedule required to be issued by the FDIC that would specify, at semiannual intervals, target reserve ratios designed to increase the reserve ratio to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with statute) in 15 years. Beginning with the first semiannual period of calendar year 1993 and for each subsequent semiannual period, banks will pay semiannual assessments under a transitional risk-based assessment system which became effective on November 2, 1992. Under this system, banks will pay a semiannual assessment at a rate based upon the assessment risk classification assigned to the bank by the FDIC. In determining the assessment risk classification, the FDIC will assign each bank to one of three capital groups and to one of three supervisory subgroups. Depending upon the assessment risk classification assigned to a bank, the semiannual assessments to be paid by banks assigned to the highest capital group and highest supervisory subgroups range from .23% to .31% for banks assigned to the lowest capital group and lowest supervisory subgroup. Banks will be notified of their assessment risk classification by the first day of the month preceding each semiannual period. The Bank is classified in the highest capital and supervisory group, resulting in the lowest available deposit insurance premium (.23% annually).

     FDICIA further provides authority for special assessments against insured deposits and for the development of a general risk-based deposit insurance assessment system under which the premium levels of BIF institutions will vary in relation to their perceived risk profiles.

     FDICIA also provides the federal banking agencies with broad power to take corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," undercapitalized," "significantly undercapitalized," or "critically undercapitalized."

     The Federal Reserve has issued a rule which sets the capital level for each of the five capital categories established in FDICIA. Under the rule, a bank is deemed to be "well capitalized" if the bank has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage capital ratio of 5% or greater, and is not subject to any order or final capital directive by the Federal Reserve to meet and maintain a specific capital level for any capital measure. A bank is deemed "adequately capitalized" if the bank has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage capital ratio of 4% or greater (or 3% or greater for the most highly rated banks), and does not meet the definition of a "well capitalized" bank. A bank that has total risk-based capital, Tier 1 risk-based capital and leverage capital that is less than 8%, 4% and 4%, respectively, is deemed "undercapitalized." Under the regulation, "significantly undercapitalized" banks are those with total risk-based capital, Tier 1 risk-based capital and leverage capital that is less than 5%, 3% and 3%, respectively. Finally, "critically undercapitalized" banks are defined as those banks which have a ratio of tangible equity to total assets that is equal to or less than 2%. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     Under these guidelines, Commerce met all of the requirements for and was classified as a well-capitalized institution.

     FDICIA generally prohibits an insured depository institution from making a capital distribution (including a dividend) or paying any management fees to any person having control of the institution if, after making the payment, the institution would be undercapitalized. Institutions that are classified "undercapitalized" are subject to the following mandatory supervisory actions: increased monitoring by the institution's federal regulator; a requirement to submit a capital restoration plan; a restriction on growth of the institution's total assets; and a limitation on the institution's ability to make any acquisition, open any new branch offices or engage in any new line of business without approval of the institution's federal regulator. Institutions that are classified "significantly undercapitalized" are subject to mandatory supervisory actions applicable to "undercapitalized" institutions and are required to restrict the payment of bonuses and raises to senior executive officers of the institution. With certain exceptions, "critically undercapitalized" institutions are required to be placed in conservatorship or receivership within 90 days.

     FDICIA also provides that the federal regulators may have discretion to take certain actions with respect to any institution that is undercapitalized to resolve the problems of the institution. These discretionary supervisory actions include: placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (which may include voting stock) or be acquired; placing restrictions on transactions with affiliates; restricting the interest rates the institutions may pay on deposits; ordering a new election for the institution's board of directors; requiring that certain senior executive officers or directors be dismissed; prohibiting the payment of principal or interest on subordinate debt; prohibiting the holding company form making capital distributions without prior regulatory approval; and requiring the holding company to divest the institution or any other affiliate. FDICIA also amended current law to permit only a "well-capitalized" depository institution to accept brokered deposits without prior regulatory approval.

     FDICIA contains a number of consumer banking provisions and requires annual examination of all insured institutions by the appropriate federal banking agency with some exceptions for small, well-capitalized institutions and state-chartered institutions examined by state regulators. The federal banking agencies are required to set compensation standards for insured depository institutions that would prohibit excessive compensation, fees or benefits to officers, directors, employees and principal shareholders; FDICIA also expands the range of merger, purchase and assumption, and deposit transfer transactions involving banks and savings associations that are exempt from payment of exit and entry fees for transfers of deposits between the BIF and the Savings Association Insurance Fund.

     The foregoing is a summary and general description of certain provisions of FDICIA and does not purport to be complete. Many of the provisions of the FDICIA will be implemented through the adoption of regulators by the various federal banking agencies. Moreover, many of the significant provisions of the legislation have not yet become effective. As of the date hereof, Commerce is continuing to study the legislation but cannot yet assess its impact on Commerce.

Monetary Policy and Economic Controls
- -------------------------------------

     The banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve Board. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against bank deposits and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve Board. The monetary policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve Board are influenced by various factors, including inflation, unemployment and short- and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of Commerce cannot be predicted.


Item 2.  Properties
         ----------

     Commerce's Main Office, a Virginia Beach and a Portsmouth banking office, and three Chesapeake banking offices are held in fee and are unencumbered. The remaining offices are leased under agreements expiring at various dates over the next ten years, with year-to-year renewals thereafter. In addition to its twenty-one banking offices, Commerce maintains an operations center in Chesapeake in order to centralize data processing and other administrative functions. See Note 8 to the audited Financial Statements included in the 1993 Annual Report to Shareholders for additional information concerning Commerce's commitments and expense under its lease agreements.


Item 3.  Legal Proceedings
         -----------------

     Commerce is a party to various legal proceedings in the ordinary course of its business. Based on information presently available, and after consultation with legal counsel, management believes that the ultimate outcome in such proceedings, in the aggregate, will not have any material adverse effect on the financial condition of Commerce.


Item 4.  Security Ownership of Certain Beneficial Owners and Management
         --------------------------------------------------------------

     Security Ownership of Certain Beneficial Owners and Management is incorporated by reference to the bank's 1994 Proxy Statement and Notice of Annual Meeting of Shareholders.


Item 5.  Market for the Bank's Common Stock and Related Security Holder Matters
         ----------------------------------------------------------------------

     Market for the bank's common stock and related security holder matters is incorporated by reference to the bank's 1993 Annual Report to Shareholders.


Item 6.  Selected Financial Data
         -----------------------

     Selected financial data is incorporated by reference from the Bank's 1993 Annual Report to Shareholders.


Item 7.  Management's Discussion and Analysis of Financial Condition and Results
         -----------------------------------------------------------------------
of Operations
- -------------

     Management's discussion and analysis of financial condition and results of operations is incorporated by reference from the bank's 1993 Annual Report to Shareholders.


Item 8.  Financial Statements and Supplementary Data
         -------------------------------------------

     Financial statements and supplementary data is incorporated by reference from the Bank's 1993 Annual Report to Shareholders.


Item 9.  Directors and Principal Officers of the Bank
         --------------------------------------------

     Information on the directors and principal officers of the Bank is incorporated by reference from the bank's 1994 Proxy Statement and Notice of Annual Shareholders Meeting.

Item 10.  Management Compensation and Transactions
          ----------------------------------------

     Information on management compensation and transactions is incorporated by reference to the bank's 1994 Proxy Statement and Notice of Annual Shareholders Meeting.

Item 11.  Exhibits, Financial Statements, Schedules and Reports on Form F-3
          -----------------------------------------------------------------

(a)  1.  Financial Statement

     The following financial statements are incorporated by reference to Commerce Bank's 1993 Annual Report to Shareholders:

     .   Balance Sheet at December 31, 1993 and 1992
     .   Income Statement for the three years ended December 31, 1993
     .   Statement of Cashflows for the three years ended December 31, 1993
     . Statement of Changes in Shareholders' equity for the three years ended December 31, 1993
     .   Notes to Financial Statements
     .   Report of Independent Public Auditors


     2.  Financial Statement Schedules

     . Schedule II - Loans to Officers, Directors, Principal Security Holders, and any associates of the Foregoing Persons

     Schedules other than these listed above have been omitted since they are either not required or not applicable, or the information called for is shown in the financial statements or notes thereto.

(b) Reports on Form F-3: there were no reports required to be filed during the fourth quarter of 1993.

(c)  Exhibits - There were no exhibits required to be filed during 1993.


(d) Statement regarding computation of per share earnings is incorporated by reference from the 1993 Annual Report to Shareholders.

(e) Statements regarding computation of ratios are incorporated by reference from the 1993 Annual Report to Shareholders.

(f)  1993 Annual Report to Shareholders

(g) Change in accounting principles - there were no changes in accounting principles other than accounting for income taxes as required by the Financial Accounting Standards Board.

(h)  Previously unfiled documents - none.

(i)  Subsidiaries of the Bank:  Commerce Financial Services, Inc.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the bank has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    COMMERCE BANK



                                    By:  /s/ Gerald T. McDonald
                                         -----------------------------
                                         Gerald T. McDonald
                                         Executive Vice President and
                                         Chief Financial Officer


                                         /s/ Clyde E. McFarland, Jr.
                                         -----------------------------
                                         Clyde E. McFarland, Jr.
                                         Vice President and Controller

     Pursuant to the requirements of the Securities Exchange Act of 1934, the bank has duly caused this registration to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ THOMAS C. BROYLES               /s/ G. ROBERT ASTON, JR.
- ------------------------------      ------------------------------
THOMAS C. BROYLES                   G. ROBERT ASTON, JR.
CHAIRMAN OF THE BOARD               PRESIDENT AND CHIEF
                                    EXECUTIVE OFFICER


/s/ SALLY J. ANDREWS                /s/ WILLIAM J. JONES
- ------------------------------      ------------------------------
SALLY J. ANDREWS                    WILLIAM J. JONES


/s/ RAMON W. BREEDEN, JR.           /s/ ARTHUR J. LANCASTER
- ------------------------------      ------------------------------
RAMON W. BREEDEN, JR.               ARTHUR J. LANCASTER


/s/ JOHN W. BROWN                     OUT-OF-TOWN
- ------------------------------      ------------------------------
JOHN W. BROWN                       W. ASHTON LEWIS


/s/ BRADFORD L. CHERRY              /s/ J. ALAN LINDAUER, C.M.C.
- ------------------------------      ------------------------------
BRADFORD L. CHERRY                  J. ALAN LINDAUER, C.M.C.


/s/ J. W. WHITING CHISMAN, JR.      /s/ R. SCOTT MORGAN
- ------------------------------      ------------------------------
J. W. WHITING CHISMAN, JR.          R. SCOTT MORGAN


/s/ ELWOOD L. EDWARDS                 OUT-OF-TOWN
- ------------------------------      ------------------------------
ELWOOD L. EDWARDS                   DONALD N. PATTEN


/s/ ANDREW S. FINE                  /s/ EDWARD B. SNYDER
- ------------------------------      ------------------------------
ANDREW S. FINE                      EDWARD B. SNYDER


/s/ ERNEST F. HARDEE                /s/ JUDGE GEORGE W. VAKOS
- ------------------------------      ------------------------------
ERNEST F. HARDEE                    JUDGE GEORGE W. VAKOS


/s/ JOHN C. HARRY, III              /s/ F. LEWIS WOOD
- ------------------------------      ------------------------------
JOHN C. HARRY, III                  F. LEWIS WOOD


/s/ ERNEST L. HUDSON
- ------------------------------
ERNEST L. HUDSON